FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

S A D I A   S. A.

CNPJ/MF NO. 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

CERTIFICATE

On the twenty-eighth day of May of the year two thousand and eight, at 8 o'clock, at its premises at Rua Fortunato Ferraz No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

1. ELECTION OF MEMBERS TO THE BOARD OF DIRECTORS AND DETERMINATION OF MANAGEMENT FEES:-

In conformity with item III, Article 17 of the Bylaws, the Board proceeded to the election of members to the Executive Board, for a term of office up to the installation of the new officers to be elected by the 2009 Ordinary General Shareholders' Meeting, as a result of which the following officers were elected:

Chief Executive Officer: Gilberto Tomazoni, a Brazilian citizen, married, mechanical engineer, holder of the Identity Card  - RG No. 760.187-5 SSI/SC, Taxpayer Identification Number (CIC) 341.840.159-72, resident and domiciled in Barueri-SP;

Finance Director: Adriano Lima Ferreira, a Brazilian citizen, married, economist, holder of the Identity Card  - RG No. 3.573.829-43-SSP/BA, Taxpayer Identification Number (CIC) 455.389.645-15, resident and domiciled in São Paulo-SP;

International Sales Director: Alexandre de Campos, a Brazilian citizen, married, business administrator, holder of the Identity Card  - RG No. 20.706.845-8 SSP/SP, Taxpayer Identification Number (CIC) 105.027.358-30, resident and domiciled in São Paulo-SP;

Institutional Relations and Legal Director: Alfredo Felipe da Luz Sobrinho, a Brazilian citizen, married, lawyer,  holder of the Identity Card  - RG No. 37.622.335-2-SSP/SP, Taxpayer Identification Number (CIC) 003.289.871-15, resident and domiciled in São Paulo-SP;

Agricultural Operations Director: Amaury Magalhães Maciel Filho, a Brazilian citizen, married, veterinarian doctor, holder of the Identity Card  - RG No. 31.987.458 SSP/PR, Taxpayer Identification Number (CIC) 536.601.889-72, resident and domiciled in  Curitiba-PR;

Information Technology and Shared Services Director: Andelaney Carvalho dos Santos, a Brazilian citizen, married, bachelor in data processing, holder of the Identity Card  - RG No.. 060.856.762 – SSP/RJ, Taxpayer Identification Number (CIC) 960.933.747-34, resident and domiciled in São Paulo-SP;

Technology and Production Director: Antonio Paulo Lazzaretti, a Brazilian citizen, married, chemical engineer, holder of the Identity Card  - RG No. 37.544.201-7 SSP/SP, Taxpayer Identification Number (CIC) 138.187.750-87, resident and domiciled in Barueri-SP;

Marketing Director: Eduardo Bernstein, a Brazilian citizen, married, engineer, holder of the Identity Card  - RG No. 97420633 SSP/SP, Taxpayer Identification Number (CIC) 087.213.538-16, resident and domiciled in São Paulo-SP;

Human Resources and Management Director: Eduardo Nunes de Noronha, a Brazilian citizen, married, mechanical engineer, holder of the Identity Card  - RG No. M5. 509.094 SSP/MG, Taxpayer Identification Number (CIC) 941.931.696-34, resident and domiciled in São Paulo-SP;

Sustainability Director: Ernest Sícoli Petty, a Brazilian citizen, widower, agronomist engineer, holder of the Identity Card  - RG No. 19.263.243 SSP/SP, Taxpayer Identification Number (CIC) 110.056.748-84, resident and domiciled in São Paulo-SP;

CIEX Industrial Director: Flávio Luís Fávero, a Brazilian citizen, married, chemical engineer, holder of the Identity Card  - RG No. 14/R 1.146.320 SSP/SC, Taxpayer Identification Number (CIC) 506.705.069-15, resident and domiciled in Curitiba-PR;

International Sales Director: Gilberto Meirelles Xandó Baptista, a Brazilian citizen, married, business administrator, RG No. 9.980.310 SSP/SP, Taxpayer Identification Number (CIC) 090.973.728-28, resident and domiciled in São Paulo-SP;

International Operations Director: Guillermo Henderson Larrobla, a Brazilian citizen, married, engineer, holder of the Naturalization Certificate - RG No. 4/C-3.405.724 SSP/SC, Taxpayer Identification Number (CIC) 349.761.670-20, resident and domiciled in São Paulo-SP;

Industrial Technology Director: Hélio Rubens Mendes dos Santos Junior, a Brazilian citizen, married, engineer, RG No. 50.567.756 SSP/SC, Taxpayer Identification Number (CIC) 472.238.200-04, resident and domiciled in Rio de Janeiro-RJ;

Russia Operations Director: Hugo Frederico Gauer, a Brazilian citizen, married, rural administrator, RG No. 14R 70 31 16 SSP/SC, Taxpayer Identification Number (CIC) 348.039.639-91, resident and domiciled in  Concórdia-SC;

International Sales Director: Jean Alphonse Karr, a Brazilian citizen, married, business administrator, RG No.. 2.597.484 SSP/BA, Taxpayer Identification Number (CIC) 242.529.725-15, resident and domiciled in Salvador-BA;

International Relations Director: Jose Augusto Lima de Sá, a Brazilian citizen, married, business administrator, holder of the Identity Card  - RG No. 4.386.078 SSP/SP, Taxpayer Identification Number (CIC) 896.280.718-15, resident and domiciled in São Paulo-SP;

Competitive Strategy Director: Jun Celso Eguti, a Brazilian citizen, separated, engineer, holder of the Identity Card  - RG No. 123.965.901 – SSP/SC, Taxpayer Identification Number (CIC) 081.286.648-75, resident and domiciled in São Paulo-SP;

Bovine Activity Director: Licinio Antonio Huffenbaecher Junior, a Brazilian citizen, married, engineer, holder of the Identity Card - RG No. 76.960.857 SSP/SP, Taxpayer Identification Number (CIC) 049.130.238-02, resident and domiciled in São Paulo-SP;

National Sales Director: Nelson Ricardo Teixeira, a Brazilian citizen, divorced, administrator, holder of the Identity Card  - RG No.. 11.621.746-7 SSP/SP, Taxpayer Identification Number (CIC) 087.792.708-16, resident and domiciled in São Paulo-SP;

CIEX Agricultural Director: Osório Dal Bello, a Brazilian citizen, married, agronomist, holder of the Identity Card  - RG No. 515.972-SSP/SC, Taxpayer Identification Number (CIC) 287.212.330-04, resident and domiciled in  Concórdia-SC;

Logistics Director: Paulo Francisco Alexandre Striker, a Brazilian citizen, married, civil engineer, holder of the Identity Card  - RG No. 4.909.248-0 SSP/SP, Taxpayer Identification Number (CIC) 013.370.048-80, resident and domiciled in São Paulo-SP;

Quality Control Director:  Ralf Piper, a Brazilian citizen, married, veterinary, holder of the Identity Card  - RG No. 4.439.335 SSP/PR and CIC No.  771.176.899 -00, resident and domiciled in São Paulo-SP;

Grain Purchasing Director Ricardo Fernando Thomas Fernandes, a Brazilian citizen, married, business administrator, holder of the Identity Card  - RG No. 10.166.870-61 SSP/SC, Taxpayer Identification Number (CIC) 374.124.850-91, resident and domiciled in Curitiba-PR;

Supply Director: Ricardo Lobato Faucon, a Brazilian citizen, married, engineer, holder of the Identity Card  - RG No. 197.527.176 SSP/SP,, Taxpayer Identification Number (CIC) 152.173.698-76, resident and domiciled in São Paulo-SP;

International Sales Director: Roberto Banfi, an Italian citizen, married, economist, holder of the Identity Card RNE nº. W175.691-0, Taxpayer Identification Number (CIC) 504.659.617-20, resident and domiciled in Cotia-SP;

Industrial Operations Director: Ronaldo Kobarg Müller, a Brazilian citizen, married, chemical engineer, holder of the Identity Card  - RG No. 4/R 424.800 SSP/SC, Taxpayer Identification Number (CIC) 499.617.809-49, resident and domiciled in Chapecó-SC;

Commercial Director - Brazil: Sérgio Carvalho Mandin Fonseca, a Brazilian citizen, married, engineer, holder of the Identity Card  - RG No. MG-641.410 SSP/MG, Taxpayer Identification Number (CIC) 323.378.846-00, resident and domiciled in São Paulo-SP;

Planning and Integrated Operations Director: Valmor Savoldi, a Brazilian citizen, married, agronomist engineer, holder of the Identity Card  - RG No. 1/R 295.266 SCC/SC, Taxpayer Identification Number (CIC) 243.637.660-34, resident and domiciled in Barueri-SP;

Control, Administration, Information Technology and Investor Relations Director: Welson Teixeira Junior, a Brazilian citizen, married, economist, holder of the Identity Card  - RG No. 8.031.972-SSP/SP, Taxpayer Identification Number (CIC) 791.627.708-53, resident and domiciled in Cidade de Joinville-SC.

As they stood in the adjacent room, the elected officers and directors were invited to come into the meeting room and represented to the Board that they were not subject to any of the crimes contemplated in the law that might prevent them from exercising merchant activities. The newly elected officers and directors shall take their respective offices by signing the "Installation Certificate" to be entered into the Book of Minutes of the Executive Management Meetings. Eventually, the Board approved the compensation allocated to the Executive Management members, as evidenced by the attached document, which was initialed by all Board members present.

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There being no further business, the meeting was adjourned to prepare these minutes, which were then signed by all Board members present.

São Paulo, May 28, 2008.

Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Cassio Casseb Lima, Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Céspede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio, Roberto Faldini and Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of Minutes No. 137 Item 1, transcribed from the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary